Exhibit 99.1

IM Cannabis Corp. Announces Second Quarter and First Half 2026 Financial Results

TORONTO and GLIL YAM, Israel, August 13, 2026 /PRNewswire/ -- IM Cannabis Corp. ("IMC" or the "Company") (Nasdaq: IMCC), today announced its financial results for the three and six months ended June 30, 2026.

All amounts are reported in Canadian dollars, unless otherwise stated.

Financial Summary for the Six Months Ended June 30, 2026

•	Revenue of $16.3 million, compared to $25.2 million in the same period in 2025.

•	Gross profit of $2.9 million, compared to $6.9 million in the same period in 2025.

•	Operating loss of $3.8 million, compared to $0.2 million in the same period in 2025.

•	Net loss of $6.9 million, or $0.85 per share (basic and diluted), compared to a net loss of $0.02 million, or $0.01 per share, in the same period in 2025.

Financial Summary for the Three Months Ended June 30, 2026

•	Revenue of $7.6 million, compared to $12.7 million in the same period in 2025.

•	Gross profit of $1.5 million, compared to $3.4 million in the same period in 2025.

•	Operating loss of $2.1 million, compared to $0.4 million in the same period in 2025.

•	Net loss of $4.4 million, or $0.47 per share (basic and diluted), compared to a net loss of $0.2 million, or $0.09 per share, in the same period in 2025.

Balance Sheet Summary as of June 30, 2026

•	Cash of $1.6 million, compared to $2.7 million as of December 31, 2025.

•	Total assets of $24.7 million.

•	Total liabilities of $30.3 million.

•	Shareholders’ deficit attributable to shareholders of the Company of $5.5 million.

The full interim condensed consolidated financial statements and related notes, and management’s discussion and analysis are available on SEDAR+ and EDGAR.

About IMC

IMC (Nasdaq: IMCC) is an international company focused on building and scaling innovative businesses and technologies across global markets. The Company currently operates a medical cannabis platform serving patients in Israel and Germany while evaluating opportunities to expand into additional technology-driven sectors.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms, in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future is considered forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. . The above list of forward-looking statements and assumptions is not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfill the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi front war that Israel is facing on the Company, its operations and the medical cannabis industry in Israel and globally; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the Company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; and the Company's inability to take advantage of the legalization of medicinal cannabis in Germany.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report for the year ended December 31, 2025, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Michal Efraty
Investor & Public Relations
michal@efraty.com

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

	June 30, 2026	December 31, 2025
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash	$1,617	$2,727
Restricted cash deposit	124	582
Trade receivables	6,858	10,848
Other current assets	4,848	4,316
Inventory	2,857	4,268

	16,304	22,741
NON-CURRENT ASSETS:
Investments in affiliate	1,975	1,776
Property, plant and equipment, net	3,652	3,711
Intangible assets, net	458	1,222
Goodwill	2,073	1,885
Right-of-use assets, net	230	401

	8,388	8,995

Total assets	$24,692	$31,736

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian Dollars in thousands

	June 30, 2026	December 31, 2025
	(Unaudited)

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Current maturities of operating lease liabilities	$174	$322
Trade payables	8,472	12,055
Other current liabilities	7,728	6,073
Loans and credit from bank institution and others	11,404	14,333
Convertible debentures	-	622
Convertible promissory notes	1,576	-
Derivative warrants liabilities and prefunded warrants	12	601

	29,366	34,006

NON-CURRENT LIABILITIES:
Operating lease liabilities	17	54
Loans and credit from bank institution and others	661	936
Deferred tax liabilities	277	355

	955	1,345

Total liabilities	30,321	35,351

DEFICIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY:
Share capital and premium	274,847	270,518
Capital reserve from share-based payment transactions	475	475
Amount received on account of financial instruments and other	2,062	2,168
Capital reserve from translation differences of foreign operations	(3,345)	(3,842)
Capital reserve from transaction with non-controlling interests	(2,872)	(2,872)
Capital reserve from transaction with controlling shareholder	33	33
Accumulated deficit	(276,739)	(270,210)

Total equity attributable to shareholders of the Company	(5,539)	(3,730)

Non-controlling interests	(90)	115

Total deficit	(5,629)	(3,615)

Total liabilities and deficit	$24,692	$31,736

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
Canadian Dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Revenue	$16,268	$25,196	$7,589	$12,696
Cost of revenue	13,344	18,323	6,084	9,271

Gross profit	2,924	6,873	1,505	3,425

Selling and marketing expenses	2,926	2,562	1,400	1,289
General and administrative expenses	3,764	4,491	2,195	2,482
Share-based compensation	-	12	-	4
Total operating expenses	6,690	7,065	3,595	3,775

Operating loss	(3,766)	(192)	(2,090)	(350)

Finance income	589	2,070	575	1,886
Finance expenses	(3,763)	(1,952)	(2,917)	(1,756)

Finance income (expenses), net	(3,174)	118	(2,342)	130

Loss before tax benefit	(6,940)	(74)	(4,432)	(220)
Tax benefit	(88)	(55)	(47)	(26)

Net loss	$(6,852)	$(19)	$(4,385)	$(194)